UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2018 (November 30, 2018)

STELLAR ACQUISITION III INC.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	001-37862	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

90 Kifissias Avenue, Maroussi Athens, Greece	15125
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  +30 210 876-4876

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On November 30, 2018, Stellar Acquisition III Inc. (the “Company” or “Stellar”) held its special meeting in lieu of its 2018 annual meeting of shareholders (the “Meeting”). At the Meeting, shareholders (i) elected (a) two directors to serve, subject to and upon consummation of the Company’s business combination (the “Business Combination”) with Phunware Inc. (“Phunware”), as Class I directors on the Company’s board of directors (“Board”) until the 2019 annual meeting of shareholders or until their successors are elected, (b) two directors to serve as Class II directors on the Board subject to and upon consummation of the Business Combination until the 2020 annual meeting of shareholders or until their successors are elected and (c) three directors to serve as Class III directors on the Board subject to and upon consummation of the Business Combination until 2021 annual meeting of shareholders or until their successors are elected; and (ii) approved the adjournment of the Meeting until December17, 2018, or such later date, if necessary, to permit further solicitation and vote of proxies of other proposals for the Meeting as set forth in the Company’s prospectus/proxy statement filed with the Securities and Exchange Commission on November 14, 2018.

Set forth below are the final voting results for each of the proposals:

Proposal No. 1 – Election of directors

Subject to, and commencing upon consummation of the Business Combination, (i) each of Prokopios (Akis) Tsirigakis and Keith Cowan was elected to serve as a Class I director to serve until the 2019 annual meeting of shareholders or until his successor is elected, (ii) each of Lori Tauber Marcus and Kathy Tan Mayer was elected to serve as a Class II director until the 2020 annual meeting of shareholders or until her successor is elected, and (iii) each of Alan Knitowski, George Syllantavos and Randall Crowder was elected to serve as a Class III director until the 2020 annual meeting of shareholders or until his successor is elected. The voting results were as follows:

Name	For	Withheld	Broker Non-Votes
Alan Knitowski	3,387,498	14,936	-
Prokopios (Akis) Tsirigakis	3,387,498	14,936	-
George Syllantavos	3,387,498	14,936	-
Keith Cowan	3,387,498	14,936	-
Randall Crowder	3,387,498	14,936	-
Lori Tauber Marcus	3,387,498	14,936	-
Kathy Tan Mayor	3,387,498	14,936	-

Proposal No. 2 – Adjournment Proposal

The shareholders of the Company approved the adjournment of the Meeting to 10:00 am, Easter Standard Time, on December 17, 2017 or a later date, if necessary, to permit further solicitation and vote of proxies of other proposals for the Meeting as set forth in the Company’s prospectus/proxy statement filed with the Securities and Exchange Commission on November 14, 2018. The voting results were as follows:

For	Against	Abstain
3,288,227	116,207	0

Item 8.01.	Other Events.

On November 30, 2018, the Company issued a press release (the “Press Release”) after the market closed, announcing results of director elections and adjournment of the Meeting to December 17, 2018 or a later date, if necessary, for the consideration of all other proposals by the Company’s shareholders.

A copy of the Press Release issued by the Company is attached as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Additional Information

In connection with the proposed Business Combination, Stellar has filed a definitive proxy statement/prospectus and mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders.  Investors and security holders of Stellar are advised to read the definitive proxy statement in connection with Stellar’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed Business Combination because the proxy statement/prospectus contains important information about the proposed Business Combination and the parties thereto. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov or by directing a request to: Stellar Acquisition III Inc., 90 Kifissias Avenue, Maroussi Athens, Greece.

Participants in the Solicitation

Stellar and Phunware and their respective directors, executive officers, other members of management, and employees, under rules of the SEC, may be deemed to be participants in the solicitation of proxies of Stellar’s shareholders in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Stellar’s directors and officers in Stellar’s filings with the SEC, including Stellar’s Registration Statement on Form S-1 filed with the SEC on August 18, 2016, its Annual Report on Form 10-K for the year-ended November 30, 2017 filed with the SEC on February 2, 2018, and its definitive proxy statement/prospectus for the proposed Business Combination filed with the SEC on November 14, 2018.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Stellar’s and Phunware’s industry, future events, the proposed transaction between the parties to the Merger Agreement, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Stellar’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding the businesses of Stellar and Phunware and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Stellar or Phunware operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Stellar or Phunware operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Stellar’s or Phunware’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the shareholders of Stellar or Phunware are not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Stellar and Phunware; uncertainty as to the long-term value of Stellar’s common stock; those discussed in the Stellar’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents of Stellar on file with the SEC or in the registration statement filed with the SEC by Stellar in connection with the shareholder meeting to approve the proposed Business Combination. There may be additional risks that Stellar presently does not know or that Stellar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Stellar’s expectations, plans or forecasts of future events and views as of the date of this communication. Stellar anticipates that subsequent events and developments will cause Stellar’s assessments to change. However, while Stellar may elect to update these forward-looking statements at some point in the future, Stellar specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Stellar’s assessments as of any date subsequent to the date of this communication.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated November 30, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 3, 2018

STELLAR ACQUISITION III INC.

By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: co-Chief Executive Officer

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